

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2020

Ryan Bettencourt
Chief Executive Officer
Legion Works, Inc.
4275 Executive Square, Suite 200
La Jolla, CA 92037

> **Re: Legion Works, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 3, 2020**
> **File No. 024-11169**

Dear Mr. Bettencourt:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

General

1.   You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your statement in the Description of the Business section that "the Company [is] well suited to identify, source, negotiate and execute software company acquisitions ... [t]he Company's business strategy is … to identify and acquire software companies that management and Board believes has compelling potential for value creation through the Company's acquisition." We also note your disclosure throughout the offering statement that the company is seeking an acquisition of a prospective target software company. Finally, we note from page 30 that your principal use of proceeds from the offering is to engage in a software

company acquisition. Please provide us with a detailed analysis as to why you believe you are eligible to use Regulation A for the proposed transaction. Please refer to Securities Act Rule 251(b)(3).

Cover page

2.   Please revise your cover page to address the following issues:
- We note that at the top of your cover page you indicate that the Maximum Offering amount is $49,875,000 which is reflected in the pricing table on the cover page. Later on the cover page you indicate that the Maximum Offering is $50 million. Please revise to clarify the Maximum Offering amount in the offering statement. Additionally you indicate on the cover page that the minimum investment is 2,000 Units for $1,000. In the Plan of Distribution section, you indicate that the minimum investment amount is 2,000 shares of common stock for $5,000. Revise to clarify the minimum investment amount for an individual investor along with the type of security throughout the offering circular.
- We note your statement that "the offering is expected to expire on the first of: (i) all of the Units offered are sold; or (ii) unless sooner terminated by the company's CEO." We also note the statement that "[t]his Offering may remain open for a twelve (12) month period but may extend past the Closing Date at the discretion of the Company …." Please revise to reconcile your statements throughout the offering statement. Also revise to indicate the duration of the offering including any extension by the company.
- Revise your offering cover page, and the Summary section, to address that the common stock in the offering is subject to a right of first refusal to the company which means that the common stock cannot be transferred without the company's consent. Also cross reference the Securities Being Offered section on page 45 for a full description of the terms of the right of first refusal.

Offering Summary , page 6

3.   Please revise the Offering Summary for the following issues:
- Please revise to indicate the current business of the company and whether the company has had any operations to date. Also indicate the company's revenues through December 31, 2019 and the total amount of assets, liabilities and owner's equity as of December 31, 2019. Clarify the amount of control by the company's officers and directors and specifically address the amount of voting rights of the super common stock. Also indicate the company currently has two full time employees. Finally, provide the ages of your officers and directors in the Directors, Executive Officers and Significant Employees section on page 40.
- We note your statement that "the Company will provide final pricing information in a final Offering Circular or supplemental Preliminary Offering Circular." Please reconcile with the pricing disclosure on the cover page.

Risk Factors, page 7

4.   We note that numerous risk factors in this section address risks that appear to be specific to other companies including a tax preparation business. Please revise your risk factors section to only address risks that are applicable to your company and/or offering.

Dilution, page 32

5.   We note that your table assumes the exercise of all warrants at $0.75 per share. Please tell us how you considered the disparity in share price paid by new investors for shares included in the initial units and subsequent exercise of warrants in determining dilution to new investors.

Interest of Management and Others in Certain Related-Party Transactions and Agreements, page 45

6.   Please revise your related party disclosure to provide the required information regarding the issuance of the super voting common stock on December 31, 2019. Also provide the required information regarding the related party payable of $31,000 to the founders as of December 31, 2019. Finally, provide the required information regarding the issuance of 4,350,000 shares of common stock to related parties during January 2020. We may have further comment.

Securities Being Offered, page 45

7.   We note your Summary section indicates that "[t]he Shares have 1 vote per share." The Description of Rights of Classes of Stock on page 38 also indicates "[a]ll Shares of Voting Common Stock shall be identical and are voting with one vote per share. The Shares to be issued pursuant to this Offering will be Voting Common Stock." The Securities Being Offered section on page 45 indicates that "each Common Stock shareholder shall not be entitled to votes …the holders of Common Stock issued pursuant to this Offering Circular do not have voting rights …." Please revise to reconcile your disclosure throughout the offering circular to clarify the voting rights of the shareholders. Also revise this section to address the information regarding the super common stock class. We may have further comment.

Signatures, page 51

8.   Revise your signature page to include the second part of the signatures page that "This offering statement has been signed by the following persons in the capacities and on the dates indicated" and include the required signatures and titles. Also specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors. See Instructions to Signatures for Form 1-A.

Independent Auditor's Report, page F-2

9.   We note that Exhibit 11 references February 24, 2020 as the audit report date, but the report on page F-2 is dated January 18, 2020. Please advise.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction